EXHIBIT 99.1


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                               Seabridge Gold Inc.
                                  News Release



Trading Symbols:  TSX: SEA                                 FOR IMMEDIATE RELEASE
                  NYSE Alternext US: SA                        December 15, 2008


      Seabridge Gold Completes Sale of Noche Buena to Fresnillo/Newmont JV Proceeds to Fund Feasibility Work on KSM and Courageous Lake Projects

Toronto, Canada - Seabridge Gold announced today that it has completed the sale of its 100% owned Noche Buena gold project in Sonora, Mexico to Minera El Bermejal, S. de R.L. de C.V., an affiliate of Minera Penmont, S. de R.L. de C.V., which operates the La Herradura gold mine in Sonora. Bermejal and Penmont each are owned 56% by Fresnillo plc. and 44% by Newmont USA Limited, a subsidiary of Newmont Mining Corporation. At closing, Seabridge Gold was paid US$25 million in cash. A further US$5 million is payable upon commencement of commercial production from Noche Buena and a 1.5% net smelter royalty is payable on all production sold for US$800 per ounce or greater of gold.

Seabridge Gold President and CEO Rudi Fronk said that the cash proceeds will enable the company to advance its core projects - KSM and Courageous Lake - towards feasibility without share dilution. "We will be looking to make other sales of non-core assets in the months ahead," he said.

J.P. Morgan Securities Inc. acted as financial advisor to Seabridge Gold in connection with the transaction.
Seabridge Gold holds a 100% interest in several North American gold resource projects. The Corporation's principal assets are the KSM property in British Columbia, one of the world's largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of the Corporation's mineral resources by project and resource category please visit the Corporation's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without

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limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).


Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.


                                            ON BEHALF OF THE BOARD
                                            "Rudi Fronk"
                                            President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Email:  info@seabridgegold.net



For Seabridge Gold investor relations needs, investors can visit the Seabridge Gold IR Hub at http://www.agoracom.com/ir/seabridge where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to sea@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.